UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

	By:	/s/ Rachel Silverstein
		Name:	Rachel Silverstein
		Title:	General Counsel

Date: March 17, 2026

FORM 6-K EXHIBIT INDEX

Exhibits

Exhibit No.	Description

99.1	Press Release dated March 17, 2026.